Filed by Exxon Mobil Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: XTO Energy Inc.
(Commission File No.: 1-10662)

                                                                      ExxonMobil
                             Taking on the world's toughest energy challenges.TM

Global Unconventional Resource Opportunity
R.W. Tillerson and D.S. Rosenthal
December 14, 2009

Cautionary Statement

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
ExxonMobil will file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that will include a proxy statement of XTO
Energy Inc. ("XTO") that also constitutes a prospectus of ExxonMobil. ExxonMobil and XTO also plan to file other documents with the SEC regarding the proposed agreement. A definitive proxy statement/prospectus will be mailed to stockholders of XTO. INVESTORS AND SECURITY HOLDERS OF XTO ARE URGED TO READ THE
PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC
CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL
CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and
stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about
ExxonMobil and XTO, once such documents are filed with the SEC, through the Web site maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by ExxonMobil will be available free of charge on ExxonMobil's internet
Web site at www.exxonmobil.com under the tab "Investors" and then under the tab
"SEC Filings" or by contacting ExxonMobil's Investor Relations Department at
972-444-1156. Copies of the documents filed with the SEC by XTO will be available free of charge on XTO's internet Web site at www.xtoenergy.com under the tab "Investor Relations" and then under the tab "SEC Filings" or by contacting XTO's Investor Relations Department at 817-870-2800.

ExxonMobil, XTO, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of XTO in connection with the proposed transaction. Information about the directors and executive officers of XTO is set forth in its proxy statement for its 2009 annual meeting of stockholders, which was filed with the
SEC on April 17, 2009. Information about the directors and executive officers of
ExxonMobil is set forth in its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 13, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement

Cautionary Statement Regarding Forward-Looking Statements

Statements in this document relating to future plans, projections, events or conditions are forward-looking statements. Actual results could differ materially as a result of a variety of risks and uncertainties, including: the timing to consummate the proposed agreement; the risk that a condition to closing of the proposed agreement may not be satisfied; the risk that a regulatory approval that may be required for the proposed agreement is not obtained or is obtained subject to conditions that are not anticipated;
ExxonMobil's ability to achieve the synergies and value creation contemplated by the proposed agreement; ExxonMobil's ability to promptly and effectively integrate XTO's businesses; and the diversion of management time on agreement-related issues. Other factors that could materially affect
ExxonMobil's and XTO's actual results, including project plans, costs, timing, and capacities; capital and exploration expenditures; and share purchase levels, include: changes in long-term oil or gas prices or other market or economic conditions affecting the oil and gas industry; completion of repair projects as planned; unforeseen technical difficulties; political events or disturbances;
reservoir performance; the outcome of commercial negotiations; wars and acts of terrorism or sabotage; changes in technical or operating conditions; and other factors discussed under the heading "Factors Affecting Future Results" available through the "Investors" section on ExxonMobil's Web site, in Item 1A of
ExxonMobil's 2008 Form 10-K and in Item 1A of XTO's 2008 Form 10-K. No
assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of ExxonMobil or XTO. Neither ExxonMobil nor XTO assumes any duty to update these statements as of any future date. References to quantities of oil or natural gas may include amounts that ExxonMobil or XTO believe will ultimately be produced, but that are not yet classified as "proved reserves" under SEC definitions.

Transaction Terms

o All-share transaction

o Tax-free exchange of stock
 - 0.7098 XOM: 1 XTO

o Value of transaction: $41 Billion
 - Includes debt of $10 Billion

o Principal conditions to closing
 - XTO shareholder approval
 - Regulatory review and clearance

Strategic Incentives

o Outstanding resource base

o Extensive unconventional technical capabilities and operating expertise

o Complements ExxonMobil's strengths

o Significant long-term growth potential

o Creation of a premier, global unconventional resource organization

o Sustainable, long-term value creation

XTO Overview

o Founded in 1986 - headquartered in Fort Worth
- Approximately 3,000 employees

o Strong U.S. unconventional resource focus
- 80%+ of production and reserves are gas
- Expertise in tight gas, shale gas, coal bed methane, and shale oil
- Exposure to all key unconventional resource basins in U.S.

o Significant U.S. gas producer
- Gas production* 2,334 MCFD
- Liquids production* 87 KBD

o Resource base
- Proved reserves** 13.9 TCFE
- Total resource** 45.1 TCFE

* Natural gas and liquids production for the first nine months of 2009, including minor non-U.S production.

** Resource base as of YE 2008.

XTO Unconventional Resources

Key U.S. Plays and Net Acreage*

XTO

Barnett               275
Bakken                450
Uinta                 265
San Juan-Raton        220
Marcellus             280
Fayetteville          380
Woodford              160
Haynesville Barnett   100
Freestone             380

* Figures are approximate net acreage held, in thousands of acres.

Global Unconventional Resource Portfolio

Germany
Hungary
Poland
Canada
Horn River
Key Plays
- Bakken
- Barnett
-Fayetteville
- Freestone
- Haynesville-Marcellus
- San Juan-Raton
-Uinta
- Woodford
United States
Key Plays
- Haynesville-Marcellus
- Piceance
XTO
ExxonMobil
Argentina

Unconventional Acreage

Net Acreage*

K, Acres

XTO
ExxonMobil

o Diverse resource types
o Nearly 8 million total acres
o Approximately 60% non-U.S.

Tight Gas Shale Gas CBM Shale Oil

* Figures are approximate net acreage held, in thousands of acres.

10

World-Class Resource Base

Resource Base and Proved Reserves*


BOEB
80
60
40
20
0
72.4
22.8
7.5
2.3
Resource Base
Proved Reserves
Resource Base
Proved Reserves
ExxonMobil
XTO

- ExxonMobil resource base
  - Largest in industry
  - Geographically diverse
  - All resource types, ~7% unconventional gas
- XTO resource base
  - Significant unconventional proved reserves in the U.S.
  - Diverse resource types: shale gas, tight gas, coal bed methane, and shale oil

* YE 2008, ExxonMobil proved reserves excludes year-end price/cost effects and includes Canadian oil sands operations.

ExxonMobil

11

Well Positioned for Production Growth

Natural Gas Production*


MCFD
8,000
6,000
4,000
2,000
0
1,257
7,521
2,334
U.S.
Non-U.S.
ExxonMobil
U.S.
Non-U.S.
XTO

- Builds on ExxonMobil's strong natural gas position
- Adds material, long-term volumes to portfolio
- Natural gas would represent ~45% of total production

* First nine months of 2009. ExxonMobil data presented as natural gas production available for sale. XTO data presented as natural gas production, including minor volumes from The Netherlands.

ExxonMobil

ExxonMobil Unconventional Resources Organization

o Outstanding opportunity to establish a premier, global unconventional resource organization located in Fort Worth, Texas

o Integrate XTO's core technical organization and expertise with ExxonMobil's global structure

o Combine the best of XTO and ExxonMobil cultures and strengths

o Excellent match of opportunities and capabilities

Key Financial and Operating Metrics

YTD 2009*

                           XOM    XTO
Earnings, $B              13.2    1.5
Operating Cash Flow, $B     20      5
Debt, $B                    10     10
Liquids Production, KBD  2,385     87
Gas Production, MCFD     8,778  2,334

o Strong financial position
o No material impact on financial ratios
o Accounted for as a purchase
o Accretive to production growth and operating cash flow
o Not likely accretive to near-term earnings per share

* First nine months of 2009. ExxonMobil production metrics presented as natural gas production available for sale. XTO production metrics presented as natural gas production.

Summary

o Excellent opportunity to acquire large, high-quality, long-life resources
o Proven unconventional technical capabilities and operating expertise
o Synergistic fit with ExxonMobil resource portfolio and strengths
o Significant long-term growth potential
o Creates long-term shareholder value

ExxonMobil